Exhibit 3.2

Gas Natural Inc.

Amendment No. 1 to the Code of Regulations

Dated August 4, 2014

Section 2.03 of Article II of the Code of Regulations of Gas Natural Inc. is amended and restated in its entirety to read as follows:

2.03 Persons Entitled to Call Special Meetings. Special meetings of the shareholders may be called at any time by any of the following:

(a) the Chairman of the Board;

(b) the President;

(c) the Vice President entitled to exercise the President’s authority in the case of the latter’s absence, death or disability;

(d) the Board by action at a meeting; or

(e) persons holding twenty-five percent (25%) of the outstanding shares of voting stock of the Corporation.